Exhibit 23.1
Consent of Independent Auditors
We consent to the reference to our firm under the caption “Experts” in the Registration Statements (Form S-3 No. 333-160574 and No. 333-162406) and the related Prospectus Supplement of RehabCare Group, Inc., for the registration of up to $100,000,000 and $25,000,000, respectively, of its common stock, preferred stock, warrants, debt securities, and units, and to the incorporation by reference therein of our report dated April 22, 2009 (except for Note 14, as to which the date is November 5, 2009) with respect to the consolidated financial statements of Triumph HealthCare Holdings, Inc., included in RehabCare Group, Inc.’s Special Report on Form 8-K dated November 9, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
November 5, 2009